SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 Under
                       the Securities Exchange Act of 1934

                         For the month of July, 2005
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                        Commission File Number 001-13908
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                                  AMVESCAP PLC
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                 (Translation of registrant's name into English)

                 30 Finsbury Square, London EC2A 1AG, ENGLAND
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                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                        Form 20-F  X             Form 40-F
                                 -----                    -----

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
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Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
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Indicate by check mark whether by furnishing the information contained in this
Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                        Yes        No   X
                           -------   -------

If "Yes" is marked, indicate below the file number assigned to the registrant in
connection with Rule 12g3-2(b): 82-     N/A
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Description of document filed:  Re: Directorate
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                                                                   Press Release
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For Immediate Release
Contact:       Doug Kidd, Managing Director, Corporate Communications
Phone:         +1 404 479 2922 (U.S.)
Contact:       Angus Maitland, Maitland Communications
Phone:         +44 207 379 5151 (U.K.)

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     AMVESCAP Names Martin L. Flanagan President and Chief Executive Officer

Atlanta--July 14, 2005--AMVESCAP PLC today announced that its Board of Directors has named Martin L. Flanagan president and chief executive officer (CEO), and a member of the Board of Directors, effective August 1, 2005. As president and CEO, Mr. Flanagan, 45, will succeed current Executive Chairman Charles W. Brady. Mr. Brady will continue as chairman of the Board of Directors of AMVESCAP.

Most recently Mr. Flanagan was president and co-CEO of Franklin Resources, Inc., a global investment organization operating as Franklin Templeton Investments, since January 2004. He began his investment management career at Templeton in 1983.

"With his deep industry knowledge, global experience and demonstrated leadership skills, Marty Flanagan is the ideal CEO to lead AMVESCAP," said Mr. Brady. "He has built a distinguished record of success leading all major aspects of a global asset manager and earning the trust and respect of clients and colleagues. With Marty's strategic vision and AMVESCAP's core strengths, our company is well-positioned to capitalize on the attractive opportunities the investment management industry continues to offer."

Robert Graham, AMVESCAP vice chairman, added, "Having served with Marty on the Investment Company Institute's Board of Governors and other industry committees, I know firsthand that Marty is a proven industry leader who possesses an absolute commitment to acting at all times in the best interests of fund shareholders. His dedication to clients and experience as an investment manager make him an ideal fit for AMVESCAP's unique culture."

"I feel very fortunate to be joining one of the leaders in the global investment management industry," stated Mr. Flanagan. "With its singular focus on providing the best in investment solutions for individuals and institutions, few companies can match AMVESCAP's global scale, comprehensive array of products and rich heritage of outstanding client service. As the newest addition to AMVESCAP's dynamic team, I am extremely excited about what we can accomplish together for our clients and shareholders."

SpencerStuart, the international executive search firm, assisted the AMVESCAP Board of Directors in identifying Mr. Flanagan.


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AMVESCAP is a leading independent global investment manager, dedicated to helping people worldwide build their financial security. Operating under the AIM, AIM Trimark, INVESCO, INVESCO PERPETUAL and Atlantic Trust brands, AMVESCAP strives to deliver outstanding products and services through a comprehensive array of retail and institutional products for clients around the world. The company is listed on the London, New York and Toronto stock exchanges with the symbol "AVZ." Additional information is available at www.amvescap.com.

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This release may include statements that constitute "forward-looking statements"
under the United States securities laws. Forward-looking statements include information concerning possible or assumed future results of our operations, earnings, liquidity, cash flow and capital expenditures, industry or market conditions, assets under management, acquisition activities and the effect of completed acquisitions, debt levels and the ability to obtain additional financing or make payments on our debt, regulatory developments, demand for and pricing of our products and other aspects of our business or general economic conditions. In addition, when used in this report, words such as "believes," "expects," "anticipates," "intends," "plans," "estimates," "projects" and future or conditional verbs such as "will," "may," "could," "should" and "would," or any other statement that necessarily depends on future events, are intended to identify forward-looking statements.

Forward-looking statements are not guarantees of performance. They involve risks, uncertainties and assumptions. Although we make such statements based on assumptions that we believe to be reasonable, there can be no assurance that actual results will not differ materially from our expectations. We caution investors not to rely unduly on any forward-looking statements. In connection with any forward-looking statements, you should carefully consider the areas of risk described in our most recent annual report on Form 20-F, as filed with the United States Securities and Exchange Commission (SEC). You may obtain these reports from the SEC Web site at www.sec.gov.

Martin L. Flanagan Biography

Martin L. Flanagan is president and chief executive officer, AMVESCAP, a position he was named to in July 2005. Previously, he was president and co-CEO of Franklin Resources, Inc., a global investment organization operating as Franklin Templeton Investments, since January 2004.

While Mr. Flanagan was a president at Franklin, assets under management increased from $224.9 billion (November 30, 1999) to $425.4 billion (June 30,
2005). Additionally, during the period he was president, the total return of Franklin Resources, Inc. stock was 171% (from November 26, 1999 to July 8,
2005).

Prior to that position, Mr. Flanagan was president and chief operating officer (May 2003 to January 2004) and president and chief financial officer (November 1999 to May 2003) at Franklin. He joined Franklin in October 1992 with Franklin's acquisition of Templeton, Galbraith & Hansberger Ltd., the manager and operator of the Templeton Family of Funds, where he served as director, executive vice president and chief operating officer. Mr. Flanagan began his career at Templeton in 1983 where his experience over the years ranged from finance to operations to investment management as an equity portfolio manager and research analyst covering the financial services sector. Before joining Templeton, he worked as a staff auditor for Arthur Andersen & Co.

Mr. Flanagan is a member of the Investment Company Institute's Board of Governors and was a member of the NASD Mutual Fund Task Force.

He received a bachelor of business administration and bachelor of arts degree from Southern Methodist University. He is both a Certified Public Accountant
(CPA) and a Chartered Financial Analyst (CFA).

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                                   SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                AMVESCAP PLC
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                                                (Registrant)



Date  14 July, 2005                   By   /s/  Michael S. Perman
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                                                (Signature)

                                            Michael S. Perman
                                            Company Secretary